NR08-16

June 11, 2008

Cardero Signs Formal Exploration Alliance

Agreement with Newmont in NW Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has signed the formal agreement with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”), a subsidiary of Newmont Mining Corporation (NYSE: NEM) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.  Cardero will provide its comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance.  In return, Cardero will have access to Newmont’s propriety exploration technologies, including proven ultra-low detection geochemical and geophysical techniques, as well as the specialist technical expertise of the global gold mining giant.

Newmont Cardero Exploration Alliance

The Alliance, which has been in effect since September 1, 2007 (see NR07-17), operates within the northern portion of Cardero’s Sediment Hosted Vein (SHV) project area (“Alliance Area”), where Cardero holds twelve gold bearing properties encompassing some 1,200 square kilometres as part of its SHV Gold targeting initiative.  The Alliance Area covers an area of approximately 36,000 square kilometres.  Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution for failure to contribute to ongoing exploration.

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Cardero properties in the Alliance Area.  However, it will have the right to elect to earn an interest in certain Cardero properties through separate option agreements.  Existing Cardero properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  Cardero has excluded four properties from the Alliance (Organullo, Piriquitas, Chingolo/Providencia and La Poma/Concordia).  All other Cardero properties within the Alliance Area have been designated as Option Properties.  Newmont has the right to elect to enter into an option to acquire an interest in any (or all) of the Option Properties at any time during the term of the Alliance upon prescribed terms.

Work Completed to Date

Sampling, using Newmont’s proprietary Bulk Leach Extractable Gold (BLEG) methodology, began in mid-September 2007.  Sampling has been continuous since that time, with 3 or 4 dedicated BLEG sampling teams employed at all times.  To date, 1,117 samples have been collected, screening an area of approximately 5,000 square kilometres.  Newmont completed interpretation of Aster satellite imagery of the Alliance Area in October 2007 and this interpretation helped prioritise areas for BLEG sampling.

Future Work

Partial analytical results from the BLEG sampling campaign have been returned and interpretation of these results in progress by the Company in conjunction with Newmont geologists and geochemists.  Targets identified will be prioritised for field follow-up.  This work will ideally place the Alliance to rapidly advance identified targets.

Terms of the Exploration Alliance Agreement

Expenditures under the Exploration Alliance Agreement will take place over 3 separate phases:

Phase I – Newmont and Cardero will jointly fund USD 1,500,000 in exploration expenditures within the Alliance Area on or before September 1, 2010.

Phase II – If the parties elect to continue after Phase I, then Cardero will be responsible for incurring an additional USD 1,500,000 in Phase II expenditures in the Alliance Area.  The funding for such expenditures will come from a private placement by Newmont in Cardero in that amount (at a price per unit equal to the 30 trading day closing average price of Cardero’s common shares at that time).

Phase III – If the parties elect to continue after Phase II, then Cardero will be responsible for funding an additional USD 1,500,000 in Phase III expenditures in the Alliance Area.  The funding for such expenditures will come from the exercise by Newmont of the warrants received in the Phase II private placement (which will have an exercise price of 150% of the unit subscription price in Phase II).

Cardero is the manager of the Alliance, and is entitled to charge a 10% management fee.  Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution for failure by a party to contribute its pro rata share of ongoing expenditures.  Upon the unanimous decision of the management committee, or at the election of either party upon the Alliance having spent USD 100,000 on that specific Alliance acquired property, any Alliance acquired property can be made the subject of a separate joint venture (at which point Newmont may elect to become the manager of such specific project joint venture).  Following designation of an Alliance property as a specific project joint venture, expenditures will be jointly funded until the completion of 10,000 metres of drilling, at which time the party that is acting as manager may elect to earn an additional 12% by solely funding all expenditures necessary to complete a positive feasibility study identifying reserves on the property.  If the manager exercises such option, it will have the further option to earn an additional 13% (overall 75% interest) by solely funding the expenditures necessary to reach the commencement of commercial production.  If the manger exercises this second option it will recover the non-manger’s share of such costs, with interest, from 90% of the non-manger’s share of distributions from the project.

If a participant is diluted to a 10% or lesser interest, that interest will be converted into a 1% net smelter return royalty.

To date, the Alliance has incurred approximately USD 466,000 in expenditures.

Terms of Option Property Earn-In Agreement(s)

Newmont has the right to elect to enter into an option agreement to acquire an initial 50% interest in any Cardero Option Property.  Under such agreement, Newmont can earn an initial 50% interest in the Option Property by either spending USD 500,000 (plus any additional monies spent by Cardero on that Option Property since September 2007) or by completing a drilling program of 2,500 metres (or 2,500 metres plus one additional metre for each USD 200 spent by Cardero on that Option Property since September 2007), whichever is sooner.  Upon Newmont having earned its initial interest, the parties will commence joint funding and, upon the completion of 10,000 metres of drilling, the manager will have the same options to earn an aggregate 25% additional interest as in the Alliance specific project scenario above.

Incahuasi Project Update

The Company’s Incahuasi project is located in the Province of Catamarca, Argentina (see NR08-04).  The Company recently conducted a short drillhole program at the project, consisting of two drillholes for a total of 174 metres.  Drillhole DDH-08-IH-06 was designed to test the depth extent of the main shear zone, 150 metres below surface.  The drillhole intersected significant faulting from 67 to 103 metres and was abandoned.  Drillhole DDH-08-IH-07 was designed to test the western vein group, a structure parallel to the main shear zone.  The drillhole intersected a zone of significant quartz veining from 1.72-13.90 metres, with visible gold being observed in the core.

The Company has now received the results from the analysis of the two drillholes, as well as the results from various new analyses of the geological drilling conducted in 2007.  Highlights are as follows:

Drillhole	From	To	Results
DDH-IH-07-01	132	134	2m @ 0.31 g/t gold
DDH-IH-07-03	66	68	2m @ 0.85 g/t gold
and	102.1	103.5	1.4m @ 0.58 g/t gold
DDH-IH-07-04	139	141	2m @ 0.53 g/t gold
DDH-IH-07-05	12.1	12.8	0.7m @ 0.63 g/t gold
DDH-IH-08-07	10.75	13.2	2.45m @ 2.84 g/t gold
including			1.65m @ 4.25 g/t gold

The Company continues to believe that the Incahuasi project area still has significant future potential as a bulk-tonnage style target.  Accordingly, the Company plans to drop its option to acquire the seven minas over the historic Incahuasi Mine, but retain the two surrounding cateos (368 hectares) that are 100% owned by the Company.  However, no further work is planned on this property during 2008 as the Company continues to focus its efforts on its Peruvian Iron Ore assets.

Completion of Western Telluric/Minera Olympic Settlement Agreement

The Company is also pleased to report that, effective May 23, 2008, the transactions pursuant to the October 17, 2007 settlement agreement with respect to the lawsuit launched against the Company in May, 2004 (see NR07-20) have been completed, and the applicable consent dismissal orders have been entered with the Supreme Court of British Columbia.  All of the disputed properties have been transferred to, and are now held by, Cardero’s Mexican subsidiary.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the property disclosure in this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The work program at Incahuasi was designed and is supervised by Keith J. Henderson, Vice President, Exploration of Cardero and Tansy O’Connor Parsons, Cardero’s Senior Geochemist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously log, tag and track each individual borehole sample, which is then security sealed and shipped to ALS Chemex in Mendoza, Argentina for sample preparation and then to ALS Chemex in Vancouver, B.C. for assay.  Quartz vein samples from Incahuasi were prepared by the metallic screen method: processing up to 3 kilograms of material and analysing the undersize fractions in triplicate and the oversize fraction each by 50 gram sample weight gravimetric fire assay.  All wall rock was analysed for gold by fire assay with a 50 gram sample weight and an atomic absorption spectrometry determination.  In addition, a routine multi-element (35) analysis was undertaken on all samples by an ICP atomic emission spectrometry determination from an aqua regia digest.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the possibility of an aggregate of USD 4.5 million being spent by the Cardero/Newmont Alliance on exploration, the possibility of the Cardero/Newmont Alliance locating and acquiring prospective mineral properties in the Alliance area in Argentina, the discovery and delineation of mineral deposits/resources/reserves at any of such properties, and the possibility of Newmont completing a USD 1.5 million private placement in Cardero and exercising any warrants thereby acquired.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential, plan and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, a decision by Newmont at any time not to proceed with further funding for the Alliance activities, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.